UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

American Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

029683109

(CUSIP Number)

February 22 , 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons Thomas L. Newberry
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 36,000 (1)
	6	Shared Voting Power 767,924 (2)
	7	Sole Dispositive Power 36,000 (1)
	8	Shared Dispositive Power 767,924 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 803,924 (3)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.8%
12	Type of Reporting Person (See Instructions) IN

(1)	Includes: 36,000 shares of Class A Common Stock subject to stock options exercisable within 60 days in the name of the Reporting Person.
(2)	Includes: (A) 765,499 shares of Class B Common Stock (convertible into Class A Common Stock on a share for share basis); and (B) 2,425 shares of Class A Common Stock in the name of the Thomas L. Newberry 2014 Trust.
(3)	Includes: (A) 765,499 shares of Class B Common Stock (convertible into Class A Common Stock on a share for share basis) in the name of The Thomas L. Newberry 2014 Trust; (B) 2,425 shares of Class A Common Stock in the name of The Thomas L. Newberry 2014 Trust; and (C) 36,000 shares of Class A Common Stock subject to stock options exercisable within 60 days in the name of the Reporting Person.

Item 1.

(a)	Name of Issuer: American Software, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

470 East Paces Ferry Road, N.E.

Atlanta, Georgia 30305

Item 2.

(a)	Name of Person Filing: Thomas L. Newberry

(b)	Address of Principal Business Office or, if None, Residence:

390 West Paces Ferry Road, N.W.

Atlanta, Georgia 30305

(c)	Citizenship:United States

(d)	Title and Class of Securities: Class A Common Stock, $0.10 par value

(e)	CUSIP No.: 029683109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: 803,924 (1)

(b)	Percent of Class: 2.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 36,000 (2)

(ii)	Shared power to vote or to direct the vote: - 0 shares -

(iii)	Sole power to dispose or to direct the disposition of: 36,000 (2)

(iv)	Shared power to dispose or to direct the disposition of: - 0 shares -

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

The Reporting Person and James C. Edenfield, acting as a group, shared voting power with respect to all shares beneficially held by them because they established a practice of consulting with each other regarding the voting of such shares. The Reporting Person and the trustee (the “Trustee”) of The Thomas L. Newberry 2014 Trust (to which the Reporting Person has assigned certain assets) informed Mr. Edenfield and the Issuer that the Reporting Person will no longer consult with Mr. Edenfield regarding the voting of the shares, and therefore the arrangement to act as a group with Mr. Edenfield is terminated, and that the Trustee will not consult with Mr. Edenfield regarding the voting of the shares. Upon such termination, the Reporting Person no longer holds more than 5.0% of the Class A Common Stock. (See the Amendment to Schedule 13G filed this date by Mr. Edenfield.)

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

The group that consisted of the Reporting Person and Mr. Edenfield has terminated.

Item 10.	Certifications.

Not applicable.

(1)	see footnote (1) on page 2.
(2)	see footnote (2) on page 2.
(3)	see footnote (3) on page 3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2016

/s/ Thomas L. Newberry

Thomas L. Newberry

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).